Filed by New Beginnings Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: New Beginnings Acquisition Corp.

Commission File No. 333-248944

Date: March 8, 2021

INVESTOR PRESENTATION SCRIPT

Michael Liebowitz

This is Michael Liebowitz, CEO and Director of New Beginnings Acquisition Corp. We went public in November 2020.

We found a target, Airspan, which is a leading 5G technology provider. Airspan’s current shareholder base SoftBank, Reliance JIO, NEA, as well as Qualcomm and Foxconn. SoftBank and DISH Network Corp. are anchor investors in our PIPE supporting this transaction. We are very excited about this transaction and its business and management team.

If you turn to Slide 6, I want to discuss the transaction for a few minutes. Airspan is an industry-leading 5G technology provider. Our deep research and industry work gives us confidence that they are truly at the forefront of the 5G infrastructure buildout. Industry telecom experts predict that the 5G infrastructure buildout will cost hundreds of billions of dollars and many years ahead to fully roll out around across the globe.

We are very excited to join the Company right now as this journey is immediately beginning to unfold. This business is at a moment in time in the 5G upgrade cycle and has had the leading position in this area. NBA has $116.5 million of cash in trust and has raised $75 million in a committed PIPE to fund the transaction. This gives the Company its fuel to execute their strategic growth plan and be the key player of building out 5G.

I want to turn it over to Eric Stonestrom, Airspan’s CEO.

Eric Stonestrom

Thank you, Michael.

I’m Eric Stonestom, CEO of Airspan Networks, and very excited about the transaction we are discussing today.

The wireless industry will see rapid deployment of 5G technology over the next decade. The recent success off the U.S. government’s $80 billion plus spectrum option demonstrates that operators and new market entrants are investing massively to build transformational 5G networks for the next decade.

Let’s go to Slide 10, and I’ll tell you a little bit about Airspan. Starting with the Company overview, we are a deep innovation software and network equipment solutions provider providing equipment that is used to connect 5G and broadband services between end users and core networks. We have a great shareholder roster including partners such as SoftBank and Jio, both innovative industry leaders, and ecosystem partners such as Qualcomm and Foxconn. As Michael Mentioned, all of these current investors are staying in the Company post-transaction.

Our revenue is growing rapidly. We are anticipating $254 million in 2021. That’s a 47% growth from 2020. Our Tier 1 customer base is propelling us to greater heights. A few of the names are mentioned here on Chart 10, such as Reliance Jio, India’s most successful cellphone and fix wireless operator, and Rakuten, an open RAN pioneer in Japan.

We have been deep in innovation in the culture of our Company, and this has paid off. You can see on the lower left of this chart, a list of some select awards and recognition. We innovate, and we differentiate, and we help our customers be successful.

The most important point in the thesis is that the world is moving to 5G, and as that is happening, the world is evolving from large macro-based equipment that sits on cell phone towers, to many, many more micro and smaller cells. That’s creating a new tableau by which operators and new market entrants need to build and construct the physical infrastructure, as well as the software that controls it. That puts pressure on industry dominant providers like Nokia and Ericsson, and it allows for opportunities for Airspan with the portfolio that we’ve developed.

At the root of this is software and cell densification. It takes more software and in innovative ways, a whole different approach and paradigm to building out networks that need to be built for 5G, and that provides us as a comtech equipment company with tremendous opportunities to leverage margin and innovation.

Going to Chart 12, I’ll show a little bit of what we actually produce and sell. What you see here is a series of the Airspan offerings that we bring to the marketplace, a series of bay stations, 5G indoor/outdoor stations that are used for connection of fixed wireless and equipment that’s used for backhaul. All of these areas are growing very rapidly as this network densification occurs.

On top of that, we have industry leading software, and that’s been developed over several years and we have a significant moat and advantage over potential competitors. We have software that allows us to take commercial merchant silicon from the likes of Qualcomm and Intel and produce products that perform and outperform the large expensive bay station equipment made by our competitors. The software that we provide gives us a unique differentiable moat and allows us to extract additional value. Net/net, we are able to extract the additional value because the cost of the architecture that we bring to the 5G rollout is significantly less expensive than the traditional way.

That is not an option for carriers as they rollout 5G, they have to come up with ways to use tools that will allow them be competitive. Consider that in 5G the operator needs to carry ten times as much information but the end user ARPU or the Amount Paid Per Month is probably not increasing. Add on top of that, the fact that Spectrum is a very scarce resource and growing scarcer. As I mentioned, the $80 billion that was recently spent for a small block of additional Spectrum in the U.S., and the tool kit that Airspan brings is an essential part of the 5G plans.

Going to Chart 19. I’ll talk about the expansion of our total our addressable market. There are three large markets all being driven by 5G. On the left of the chart, you see the traditional carrier market plus an exciting arrival of new entrants, Greenfield operators such as Rakuten, one of our largest customers, and cable companies who bought Spectrum in the middle of 2020 to be able to launch their own networks. These large rollouts are typically hundreds of millions of dollars. Airspan is able in 5G to participate in the overall rollout for the first time, and we have traction with many carriers in this growing area.

In total, $40 billion a year is spent by the wireless carriers today. It’s estimated by Dell’Oro that $10 billion of that will be addressable with open architecture products that Airspan makes within two years. In addition, carriers are being pushed to do this in an innovative way that benefits the tools that we have developed.

A second market is emerging, fixed wireless access. As traffic patterns have shifted and more and more data is generated within six locations, operators have scrambled to provide good wireless broadband access. Work patterns have shifted and education patterns have shifted, such that tremendously larger amounts of data are needed in the homes and enterprises.

Airspan’s wireless tools are unique in the approaching this market with super focus on cost competitiveness, and the tools we bring to this sector are unparalleled. We can compete in this sector with not only the traditional equipment suppliers, but also companies focused on fixed wireless access, like Cambium Networks and Ubiquiti.

A third area is the private networks. In 5G for the first time, equipment going into enterprise and private applications and campuses and airports and stadiums is being provided by companies such as Airspan. We are unique in bringing the rich mix of software and systems into that marketplace together with exciting new partnerships like Cisco and Motorola Solutions, allowing many more networks to be constructed in the same geography. This rapidly growing area encompasses every part of the technology ecosystem. 5G touches every part of this exciting set of addressable markets and the Airspan innovation has differentiated us in each and is allowing us to grow additional markets in sale.

That leads me to Chart 20. 5G networks have become national priorities. Huawei is a company you’ve probably all read about and has recently been banned from many Western countries. That includes the United States, the U.K., Germany, also Asian counterparts, Australia, and Japan. What this has meant is a scarcity of supply. Nokia and Ericsson are the two Western companies that step into serve that, but innovation is required at a level that those companies are not used to keeping up with.

Airspan is the only North American integrated 5G network access provider and as such, we are well-positioned to benefit from multiple government stimulus programs. Programs that I list on Chart 20 amount to tens of billions of dollars, and those programs are being enacted now, and Airspan is very active through multiple channels into those particular opportunities. Similar activities are in place in countries like the U.K.

What does this mean? Going to Chart 14, you look at our revenue growth expectations. We have had a tremendous diversification of our revenue base from a starting point where we were primarily a supplier to Sprint and SoftBank as a Sprint owner. We were able to begin competing in the broader market starting in 2019 as Sprint and T-Mobile entered a merger phase where Capex was frozen. We worked very hard to get additional significant customers, and you can see that from this chart.

Excluding Sprint, we grew revenue from 2019 to 2020 by 122%. We had an up year, and I’ll go through the specifics on the next chart, and we see continued growth as these trends that I’ve discussed earlier come to bear. We see long-term growth rate of 35%, and we have a strong confidence in beating that growth rate due to the scale of the markets and the unique position that Airspan has.

Moving onto Chart 34, I’ll go in more detail on the P&L. First, looking at 2020 versus 2019. We had a revenue increase in 2020 despite the COVID challenges. More interestingly, we grew gross profit from 42% to 49% and that’s up from 32% in 2018, consistently increasing margins due to the additional software content in our deliveries. We also were able to trim $30 million of EBITDA loss, and we anticipate moving to 2021 a similar improvement in bottom line.

As I said earlier, we see the topline growing 47%, we see margins continuing to expand, and we see a business growing increasing profitable.

With that, I’ll turn it back over to Michael.

Michael Liebowitz

Thank you, Eric.

If you turn to Slide 37, I’d like to go over the transaction in more detail.

The transaction raises the growth capital for Airspan to embark on their strategic growth plan. Of the $210 million of total cash proceeds, $116.5 million of cash is coming from the New Beginnings Acquisition Corp. trust, and $75 million in a committed PIPE. The majority of these total proceeds go right onto Airspan’s balance sheet, boosting liquidity to $65 million of net cash after taking into account $91 million in debt. A small of amount of the proceeds goes toward the one-time funding of the management incentive plan. We feel very good about this structure, given that over 85% of the capital being raised here goes directly on the balance sheet and provides Airspan the means to build out 5G around the globe.

If you turn to Slide 38, on a peer comparison you can see how Airspan stacks up. We see enormous future revenue growth ahead for Airspan, as their 5G customer base settles in with outside demand for the product suite. As this occurs, the software service revenue component begins, and we believe this sets the profile for gross profits and EBITDA at a great baseline today for the Company, that can begin lifting as the business mix shifts to a larger mix of software and service revenue associated as the pure play 5G buildout.

Please turn to Slide 39. We are very excited about the valuation on both an absolute and relative basis. The peer group isn’t totally comparable due to the 5G shift. That is where Airspan really shines. We believe that Airspan will be a key 5G player. We believe Airspan comps incredibly well over its peer group.

Thank you very much for your time and attention.

Additional Information and Where to Find It

This document relates to a proposed transaction (the “Proposed Transaction”) between New Beginnings Acquisition Corp., a Delaware corporation (the “Parent”), and Airspan Networks Inc., a Delaware corporation (the “Company”). The Parent intends to file with the SEC a proxy statement / prospectus on Form S-4 relating to the Proposed Transaction, which will be mailed to its stockholders once definitive. This communication does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. The Parent’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and the amendments thereto and the proxy statement / prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about the Company, the Parent and the Proposed Transaction. When available, the proxy statement / prospectus and other relevant materials for the Proposed Transaction will be mailed to stockholders of the Parent as of a record date to be established for voting on the Proposed Transaction. Stockholders will also be able to obtain copies of the preliminary proxy statement / prospectus, the definitive proxy statement / prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: New Beginnings Acquisition Corp., 800 1st Street, Unit 1, Miami Beach, FL 33139, USA.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

 Participants in Solicitation

The Parent and its directors and executive officers may be deemed participants in the solicitation of proxies from the Parent’s stockholders with respect to the Proposed Transaction. A list of the names of those directors and executive officers and a description of their interests in the Parent is contained in the Parent’s Registration Statement on Form S-1, as filed on September 21, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to New Beginnings Acquisition Corp., 800 1st Street, Unit 1, Miami Beach, FL 33139, USA. Additional information regarding the interests of such participants will be contained in the proxy statement / prospectus for the Proposed Transaction when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Parent in connection with the Proposed Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction will be included in the proxy statement / prospectus for the Proposed Transaction when available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the Company’s industry and market sizes, future opportunities for Parent, the Company and the combined company, Parent’s and the Company’s estimated future results and the Proposed Transaction, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Parent’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Parent’s securities; (ii) the risk that the transaction may not be completed by Parent’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Parent; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Agreement by the stockholders of Parent and the Company, the satisfaction of the minimum trust account amount following redemptions by Parent’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; (vi) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the Proposed Transaction; (vii) the effect of the announcement or pendency of the transaction on the Company’s business relationships, performance and business generally; (viii) risks that the Proposed Transaction disrupts current plans and operations of the Company; (ix) the outcome of any legal proceedings that may be instituted against the Company or Parent related to the Agreement or the Proposed Transaction; (x) the ability to maintain the listing of Parent’s securities on the NYSE American stock exchange (the “NYSE American”); (xi) the price of Parent’s and the post-combination company’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Company operates; (xiv) the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize the Company’s products or services, or experience significant delays in doing so; (xv) the risk that the post-combination company may not achieve or sustain profitability; (xvi) the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xviii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; (xix) the risk that the rollout and utilization of 5G technology will not provide the expected benefits; (xx) the risk that the Company is unable to secure or protect its intellectual property; and (xxi) the risk that the post-combination company’s securities will not be approved for listing on the NYSE American or if approved, maintain the listing.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Parent and the Company or the date of such information in the case of information from persons other than Parent or the Company, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding The Company’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.